  EXHIBIT 99.2

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017 AND 2016
(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Chief Financial Officer

March 8, 2018

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2017, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Chief Financial Officer

March 8, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016 and the opening statement of financial position as at January 1, 2016, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2017 and 2016, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and January 1, 2016, and their financial performance and their cash flows for the years ended December 31, 2017 and 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principles
As discussed in Note 3 to the consolidated financial statements, the Company adopted IFRS 15, Revenue from Contracts with Customers and elected to change its presentation currency from the Canadian dollar to the United States dollar in 2017.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

			Restated (Note 3)
		December 31,	December 31,	January 1,
	Note	2017	2016	2016

ASSETS

Current assets
Cash and cash equivalents		$56,285	$141,791	$280,293
Receivables and other	6	19,551	15,260	14,743
Inventories	7	25,673	-	-
		101,509	157,051	295,036
Non-current assets
Mineral properties, plant and equipment	8	1,564,860	1,270,457	738,016
Other assets	10	132	13,551	30,796
Restricted cash	12a	5,036	9,377	6,138
Total assets		$1,671,537	$1,450,436	$1,069,986

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$60,438	$111,064	$34,685
Current portion of long-term debt	10	374,966	-	-
Income taxes payable	21	379	-	-
Flow-through share premium		135	-	-
		435,918	111,064	34,685
Non-current liabilities
Restricted share unit liability	9	511	-	-
Long-term debt	10	293,029	501,160	309,847
Convertible notes	11	76,582	-	-
Decommissioning and restoration provision	12b	18,436	13,675	5,240
Deferred income tax	21	-	-	20,244
		824,476	625,899	370,016

EQUITY

Share capital	17	1,125,932	1,101,428	931,750
Contributed surplus	17	49,942	53,072	57,562
Equity component of convertible notes	11	17,603	-	-
Accumulated other comprehensive loss		(193,772)	(193,772)	(214,363)
Deficit		(152,644)	(136,191)	(74,979)
		847,061	824,537	699,970
Total liabilities and equity		$1,671,537	$1,450,436	$1,069,986

Commitments	22
Contingencies	23

On behalf of the Board:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
		2017	2016
	Note		(Restated - Note 3)

Revenue	13	$177,933	$-

Cost of sales	14	125,080	-

Earnings from mine operations		52,853	-

Corporate administrative costs	15	18,816	13,953

Operating earnings (loss)		34,037	(13,953)

Interest and finance (expense) income	16	(30,128)	909
Foreign exchange gain		667	1,720
Loss on financial instruments at fair value	10	(26,430)	(69,668)

Loss before taxes		(21,854)	(80,992)

Current income tax expense	21	(1,621)	-
Deferred income tax recovery	21	7,022	19,780

Net loss for the year		$(16,453)	$(61,212)

Other comprehensive earnings (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Foreign currency translation adjustments		-	20,591

Comprehensive loss for the year		$(16,453)	$(40,621)

Basic and diluted loss per common share		$(0.09)	$(0.35)

Weighted average number of common shares outstanding		181,208,295	172,805,201

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		For the year ended
		December 31,	December 31,
		2016	2016
	Note		(Restated - Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(16,453)	$(61,212)
Items not affecting cash:
Current income tax expense	21	1,621	-
Deferred income tax recovery	21	(7,022)	(19,780)
Depreciation and depletion		25,518	104
Interest and finance expense, net		29,970	(992)
Loss on financial instruments at fair value	10	26,430	69,668
Settlement of offtake obligation	10	(1,543)	-
Share-based compensation	17	5,673	5,061
Unrealized foreign exchange gain		(2,823)	(1,996)
Changes in non-cash working capital items:
Receivables and other		(8,815)	(54)
Inventories		(12,573)	-
Accounts payable and accrued liabilities		34,580	(3,004)
Income taxes paid		(1,242)	-
Net cash generated by (used in) operating activities		73,321	(12,205)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	3,891	150,236
Proceeds from convertible notes, net	11	95,795	-
Proceeds from credit facility, net	10	97,000	97,000
Proceeds from exercise of stock options		13,894	16,735
Share issue costs		(225)	(8,389)
Interest paid		(1,319)	-
Net cash generated by financing activities		209,036	255,582

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	8	(375,408)	(385,390)
Restricted cash		4,380	(3,050)
Interest received		527	1,195
Net cash used in investing activities		(370,501)	(387,245)

Decrease in cash and cash equivalents for the year		(88,144)	(143,868)

Cash and cash equivalents, beginning of the year		141,791	280,293
Effect of foreign exchange rate changes on cash and cash equivalents
		2,638	5,366
Cash and cash equivalents, end of the year		$56,285	$141,791

Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2015 (Restated - Note 3)		145,068,405	$931,750	$57,562	$-	$(214,363)	$(74,979)	$699,970

Shares issued under private placement	17	31,935,065	146,311	-	-	-	-	146,311

Shares issued under flow-through agreement	17	437,000	3,234	-	-	-	-	3,234

Share issue costs	17	-	(8,389)	-	-	-	-	(8,389)

Deferred income tax on share issue costs		-	2,246	-	-	-	-	2,246

Shares issued upon exercise of options	17	2,531,725	25,465	(8,730)	-	-	-	16,735

Value assigned to options vested	17	-	-	8,897	-	-	-	8,897

Shares issued upon settlement of restricted share units	17	141,057	811	(811)	-	-	-	-

Settlement and modification of restricted share units in cash	17	-	-	(3,846)	-	-	-	(3,846)

Foreign currency translation adjustment		-	-	-	-	20,591	-	20,591

Loss for the year		-	-	-	-	-	(61,212)	(61,212)

Balance - December 31, 2016 (Restated - Note 3)		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued under flow-through agreement	17	329,000	3,182	-	-	-	-	3,182

Share issue costs	17	-	(225)	-	-	-	-	(225)

Deferred income tax on share issue costs		-	58	-	-	-	-	58

Shares issued upon exercise of options	17	1,822,025	20,757	(6,863)	-	-	-	13,894

Value assigned to options vested	17	-	-	3,733	-	-	-	3,733

Shares issued upon settlement of restricted share units	17	73,597	731	-	-	-	-	731

Equity component of convertible notes, net of taxes	11	-	-	-	17,603	-	-	17,603

Loss for the year		-	-	-	-	-	(16,453)	(16,453)

Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4. The Company was formed for the acquisition, exploration, development and operation of metal resource properties in the Americas.

The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia. The Company transitioned into operations on July 1, 2017 and is focused on the ramp-up of gold production at the mine.

2.
BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”) which are stated at their fair value.

As at December 31, 2017, the Company has cash and cash equivalents of $56,285 and working capital of $40,557 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including accumulated interest totaling $365,890 due at maturity on December 31, 2018. The Company’s intention is to re-finance the credit facility within the next year; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

These consolidated financial statements were authorized for issue by the Board of Directors on March 8, 2018.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack Mine and Snowfield Project
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currency translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the first quarter of 2017, the Company commenced mine commissioning activities and is now generating United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine is in production. Additionally, the Company completed a USD convertible debt financing in the first quarter of 2017 for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C$”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive loss were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive loss and accumulated as a separate component of equity.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in earnings (loss) for the year.

Financial instruments

Financial assets are classified at initial recognition as either: FVTPL, loans and receivables, held-to-maturity or available-for-sale. Financial liabilities are initially recognized at their fair value and designated upon inception as financial liabilities measured at FVTPL or other financial liabilities.

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative assets

Derivative instruments, including embedded derivatives, are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in earnings (loss) for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes and the senior secured term credit facility are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative liabilities

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statement of loss. If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 18 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss.

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●
The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
●
The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●
The status of environmental permits; and
●
The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

Decommissioning and restoration provision

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Decommissioning and restoration costs are a normal consequence of mining and the majority of decommissioning and restoration expenditures are incurred at the end of the life of mine.

Estimated decommissioning and restoration costs are discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflect risks specific to the liability.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the provision.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

The issuance of flow-through common shares results in the obligation to transfer the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Revenue recognition

Revenue is generated from the sale of refined gold and silver and gold and silver bearing concentrates. The Company has adopted IFRS 15, Revenue from Contracts with Customers, effective from the commencement of operations at the Brucejack Mine on July 1, 2017.

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement (note 10b).

Revenue is recognized when control is transferred to the customer. Control is achieved when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account. Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the offtaker’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the offtaker’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

For each physical shipment of concentrate, where the Company receives the refined gold, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 15 – 20 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

For each physical shipment of gold and silver bearing concentrate that is sold to a smelter in concentrate form, control of the concentrate passes to the customer at the time the Company elects to settle the sale directly with the smelter. Revenue from these sales are recognized net of treatment costs and refining charges.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Revenue is required to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period around the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for the month following the bill of lading date. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of loss. The Company receives payment for 90% of the value of each concentrate shipment 15 days after the loading of the material onto a ship. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on the defined pricing period.

Share-based payments

Share options

Options granted to employees under the Company’s equity settled share-based option plan are measured at fair value at the date of grant. Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase in contributed surplus in equity.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

Restricted share units (“RSU’s)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the consolidated statement of loss.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Performance share units (“PSU’s”)

PSU’s are granted under the Company’s 2015 RSU Plan and are expected to be settled in cash. The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Vesting, and therefore the liability, is based on the Company’s total shareholder return and the target settlement ranges from 0% to 200% of the original grant of units.

The fair value of a PSU reflects the value of a Company common share (based on the quoted market price) and the number of units issued is dependent upon the Company’s relative performance against a selected group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the consolidated statement of loss.

Income and mining taxes

Income taxes included Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

Income tax is recognized in earnings (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

●
Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

●
Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2017.

●
Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

●
Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 10 and 20 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument. Refer to Note 11 for further details on the methods and assumptions associated with measurement of the convertible notes.

●
Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws. Refer to Note 21 for further details on the recovery of deferred tax assets.

●
Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in Note 3.

●
Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management considers specific facts and circumstances. These factors include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning and consistent operating results being achieved at a pre-determined level of design capacity for a reasonable period of time. The Company concluded commercial production was achieved for the Brucejack Mine on July 1, 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

●
IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive earnings and FVTPL. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive loss rather than in net loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its assessment of the impact of IFRS 9. Management expects a reclassification of the portion of the gain (loss) on financial instruments at fair value for the stream obligation related to the Company’s own credit risk from net loss to comprehensive loss.

●
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as leased assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

6.
RECEIVABLES AND OTHER

	December 31,	December 31,
	2017	2016

Trade receivables	$11,067	$-
Tax receivables	6,166	8,621
Prepayments and deposits	2,064	1,790
BC Mineral Exploration Tax Credit ("BCMETC") receivable	249	4,771
Other receivables	5	78
	$19,551	$15,260

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

7.
INVENTORIES

	December 31,	December 31,
	2017	2016

Finished metal	$15,309	$-
Materials and supplies	8,201	-
In-circuit	2,163	-
	$25,673	$-

As at December 31, 2017, $3,344 (2016 – nil) of depreciation and depletion and $371 (2016 – nil) of site share-based compensation was included in inventory.

8.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total

Year ended December 31, 2016
Cost
Balance, January 1, 2016	$370,886	$126,623	$14,695	$230,647	$742,851
Additions	-	505,568	3,013	5,046	513,627
Foreign exchange differences	11,408	3,895	451	7,095	22,849
Transfer from construction in
progress to plant and equipment	-	(2,905)	2,905	-	-
Balance, December 31, 2016	$382,294	$633,181	$21,064	$242,788	$1,279,327

Accumulated depreciation and depletion
Balance, January 1, 2016	$-	$-	$4,835	$-	$4,835
Depreciation and depletion	-	-	3,943	-	3,943
Foreign exchange differences	-	-	92	-	92
Balance, December 31, 2016	$-	$-	$8,870	$-	$8,870

Net book value - December 31, 2016	$382,294	$633,181	$12,194	$242,788	$1,270,457

Year ended December 31, 2017
Cost
Balance, January 1, 2017	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	-	324,641	297	3,928	328,866
Transfer from construction in
progress to inventory	-	(8,192)	-	-	(8,192)
Transfer from construction in
progress to plant and equipment	-	(523,488)	523,488	-	-
Transfer from construction in
progress to mineral properties	420,419	(420,419)	-	-	-
Reversal (recoveries) of BCMETC	4,806	-	-	(253)	4,553
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554

Accumulated depreciation and depletion
Balance, January 1, 2017	$-	$-	$8,870	$-	$8,870
Depreciation and depletion	14,924	-	15,900	-	30,824
Disposals	-	-	-	-	-
Balance, December 31, 2017	$14,924	$-	$24,770	$-	$39,694

Net book value - December 31, 2017	$792,595	$5,723	$520,079	$246,463	$1,564,860

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

8.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)
Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b)
Plant and equipment

During the year ended December 31, 2017, $13,938 (2016 - $104) of depreciation was recognized in the statement of loss and $1,962 (2016 - $3,839) was capitalized within construction in progress.

(c)
Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project and regional drilling and exploration work on the Bowser Claim Group.

9.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2017	2016

Trade payables	$35,142	$67,099
Accrued liabilities	17,488	41,297
Employee benefit liability	4,783	-
Restricted share unit liability	2,730	2,668
Accrued interest on convertible notes	660	-
Royalty payable	146	-
	$60,949	$111,064
Non-current portion of restricted share unit liability	(511)	-
Current portion of accounts payable and accrued liabilities	$60,438	$111,064

10.
LONG-TERM DEBT

As at December 31, 2017, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2015	$128,107	$46,753	$134,987	$309,847
Additional advances under the credit facility	85,205	-	-	85,205
Interest expense including amortization of discount	19,134	-	-	19,134
Loss on financial instruments at fair value	-	19,931	63,023	82,954
Foreign exchange gain	(3,248)	-	-	(3,248)
Currency translation adjustment	3,240	1,018	3,010	7,268
Balance, December 31, 2016	$232,438	$67,702	$201,020	$501,160
Additional advances under the credit facility	85,205	-	-	85,205
Interest expense including amortization of discount	48,247	-	-	48,247
Settlement of offtake obligation	-	(1,543)	-	(1,543)
Loss on financial instruments at fair value	-	11,926	23,000	34,926
Balance, December 31, 2017	$365,890	$78,085	$224,020	$667,995
Current portion of long-term debt	(365,890)	(9,076)	-	(374,966)
Non-current portion of long-term debt	$-	$69,009	$224,020	$293,029

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
LONG-TERM DEBT (Cont’d)

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company borrowed $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. Each advance under the credit facility was subject to a 3% arrangement fee at the time of draw. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On February 15, 2017, the Company completed the final advance under the credit facility for $100,000. The credit facility was fully drawn at December 31, 2017.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the year ended December 31, 2017, the change in fair value of these embedded derivatives was a fair value loss of $1,624 (2016 – $5,792).

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucejack Mine (the “offtake obligation”). The offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and initially as an asset representing the initial fair value of the undrawn loan commitment. As the balance of the credit facility was drawn, the loan commitment was reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis. Upon completion of the final advance for $100,000 under the credit facility, the remaining $11,795 of the loan commitment was reclassified to long-term debt.

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility is 15.0%. For the year ended December 31, 2017, the Company expensed $26,091 (2016 – nil) to interest and finance expense in the statement of loss and capitalized $22,156 (2016 - $19,134) of interest on the credit facility to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will deliver 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the year ended December 31, 2017, the Company delivered 121,671 ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 94,169 ounces from doré production and purchased 27,502 ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $1,543 (2016 – nil).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
LONG-TERM DEBT (Cont’d)

The offtake obligation is recorded at fair value at each statement of financial position date as the Company determined the offtake obligation represents a derivative liability. For the year ended December 31, 2017, the change in fair value of the offtake obligation was a fair value loss of $11,926 (2016 – $19,931).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to that date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

The stream obligation is recorded at fair value at each statement of financial position date as the Company determined that the stream obligation is in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to measure the stream obligation in its entirety at FVTPL. For the year ended December 31, 2017, the change in fair value of the stream obligation was a fair value loss of $23,000 (2016 - $63,023).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the year ended December 31, 2017, the Company capitalized $10,120 (2016 - $19,078) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss. The effective interest rate on the stream obligation is 9.5%.

11.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of Notes. The Notes resulted in net proceeds of $95,795 after commissions and expenses related to the offering. The Notes mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

11.
CONVERTIBLE NOTES (Cont’d)

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (1) 100% of the principal amount of the notes to be redeemed and (2) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $71,685 was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%. The residual of $24,110 ($17,603 net of deferred tax), was allocated to equity.

The debt portion has been designated as an other financial liability and is recorded at amortized cost, net of transaction costs and is accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2017, $2,807 (2016 – nil) of accretion of convertible notes was expensed to the statement of loss and $2,090 (2016 – nil) was capitalized to mineral properties, plant and equipment.

The movement in the debt portion of the Notes during the year comprised the following:

For the year ended
December 31,
2017
Face value of convertible notes (at inception)	$100,000
Transaction costs associated with convertible notes	(4,205)
Equity component of convertible notes, net of allocated transaction costs	(24,110)
Liability component of convertible notes	71,685
Accretion of convertible notes	4,897
Balance, December 31, 2017	$76,582

12.
DECOMMISSIONING AND RESTORATION PROVISION

(a)
Reclamation bonds

In relation to the Brucejack Mine, the Company has $5,036 of restricted cash (2016 - $9,377) which includes $4,731 (2016 - $7,196) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

In support of the closure plan for the Brucejack Mine, $11,378 (C$14,200) is secured by a surety bond in favour of the British Columbia Ministry of Energy and Mines. As collateral for the surety bond, the Company has provided guaranteed investment certificates for $2,844 (C$3,550) which are classified as restricted cash.

In support of the early engineering and procurement agreement, $2,040 (C$2,546) is secured by a performance security bond in favour of British Columbia Hydro and Power Authority.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

12.
DECOMMISSIONING AND RESTORATION PROVISION (Cont’d)

(b)
Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

		For the year ended
	December 31,	December 31,
	2017	2016
Opening balance	$13,675	$5,240
Change in discount rate	(1,933)	1,033
Change in amount and timing of cash flows	6,229	7,040
Accretion of decommissioning and restoration provision	465	203
Foreign exchange difference	-	159
Ending balance	$18,436	$13,675

For the year ended December 31, 2017, the provision increased due to the completion of construction and the commencement of production at the Brucejack Mine. The Company used an inflation rate of 1.9% (2016 – 1.9%) and a discount rate of 2.5% (2016 – 2.0%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $21,989 (2016 - $13,968).

13.
REVENUE

For the year ended December 31, revenue by metal was:

	For the year ended
	December 31,	December 31,
	2017	2016

Gold revenue	$175,793	$-
Silver revenue	1,994	-
Revenue from contracts with customers	$177,787	$-
Gain on revaluation of derivatives in trade receivables	146	-
	$177,933	$-

For the year ended December 31, revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2017	2016

Gold revenue - doré	$122,685	$-
Gold revenue - concentrate	53,109	-
Silver revenue - concentrate	1,344	-
Silver revenue - doré	649	-
	$177,787	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

14.
COST OF SALES

	For the year ended
	December 31,	December 31,
	2017	2016

Consultants and contractors	$47,907	$-
Depreciation and depletion	28,722	-
Salaries and benefits	20,534	-
Supplies and consumables	10,547	-
Royalties and selling costs	7,308	-
Freight	5,242	-
Energy	5,104	-
Travel and camp accommodation	4,113	-
Rentals	1,462	-
Camp administrative costs	1,410	-
Site share-based compensation	1,198	-
Insurance	813	-
	134,360	-
Change in inventories	(9,280)	-
	$125,080	$-

15.
CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2017	2016

Salaries and benefits	$9,710	$4,154
Share-based compensation	4,846	5,061
Investor relations	1,064	1,535
Office	1,020	1,061
Professional fees	801	809
Insurance	507	403
Listing and filing fees	381	461
Travel and accommodation	347	365
Depreciation	140	104
	$18,816	$13,953

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

16.
INTEREST AND FINANCE (INCOME) EXPENSE

	For the year ended
	December 31,	December 31,
	2017	2016

Interest expense on credit facility	$26,091	$-
Interest expense on convertible notes	3,941	-
Accretion of decommissioning and restoration provision	465	203
Bank charges	88	83
Other interest expense	70	-
Interest and finance income	(527)	(1,195)
	$30,128	$(909)

17.
CAPITAL AND RESERVES

(a)
Authorized share capital

At December 31, 2017, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On June 30, 2017 and July 14, 2017, the Company completed two tranches of a private placement of 329,000 flow-through common shares at a price of C$15.20 per flow-through share for combined gross proceeds of $3,891, before share issuance costs of $225. The Company bifurcated the gross proceeds between share capital of $3,182 and flow-through share premium of $709.

On June 22, 2016, the Company completed a private placement of 437,000 flow-through common shares at a price of C$11.45 per flow-through share for gross proceeds of $3,925. The Company bifurcated the gross proceeds between share capital $3,234 and flow-through share premium of $691. As a result of this private placement, the Company entered into an additional subscription agreement with a shareholder who wished to maintain their respective pro-rata interest in the Company. Thus, on June 30, 2016, the Company issued an additional 11,310 common shares at C$11.45 per share for gross proceeds of $100. The combined gross proceeds of these two offerings was $4,025, before share issuance costs of $67.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of $4.58 per common share for aggregate gross proceeds of $129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at $4.58 per share for gross proceeds of $16,212. The combined gross proceeds of these two offerings was $146,211, before share issue costs of $8,322.

(b)
Stock option plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each stock option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of stock options is at the discretion of the Board of Directors at the time the options are granted.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in stock options for the year ended December 31:

	2017		2016
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	7,524,727	$9.05	9,442,950	$9.23
Granted	1,067,875	12.83	1,601,627	8.66
Exercised	(1,822,025)	9.40	(2,531,725)	8.98
Expired / forfeited	(316,250)	14.29	(988,125)	10.31
Outstanding, December 31,	6,454,327	$9.32	7,524,727	$9.05

For options exercised, the related weighted average share price at the time of exercise was C$13.33 (2016 – C$12.08).

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Stock options outstanding		Stock options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	2,725,250	2.03	2,725,250	$6.69
$8.00 - $9.99	1,745,702	2.77	1,574,043	8.97
$10.00 - $11.99	130,000	4.13	50,000	10.89
$12.00 - $13.99	1,813,375	2.68	823,000	13.70
$14.00 - $15.99	40,000	3.61	30,000	15.17
Outstanding, December 31, 2017	6,454,327	2.47	5,202,293	$8.58

The total share-based compensation expense for the year ended December 31, 2017 was $3,733 (2016 - $6,566) of which $2,367 (2016 - $2,413) has been expensed in the statement of loss and $1,366 (2016 - $4,153) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2017 and 2016 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2017	December 31, 2016
Risk-free interest rate	1.42%	0.71%
Expected volatility	63.63%	63.47%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)
Restricted share unit (“RSU”) plans

The Company adopted the RSU Plans to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period.

2014 RSU Plan

Under the 2014 RSU Plan, the awards are cash-settled immediately upon vesting. The following table summarizes the changes in the 2014 RSU’s for the year ended December 31:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	86,659	$10.65	215,698	$7.01
Settled	(86,659)	13.34	(91,153)	10.84
Forfeited	-	-	(37,886)	8.43
Outstanding, December 31,	-	$-	86,659	$10.65

At December 31, 2017, a liability of nil (2016 - $542) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $297 (2016 - $642) has been expensed in the statement of loss as share-based compensation expense and $34 (2016 - $611) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan – RSU’s

On May 12, 2016, the 2015 RSU Plan was approved by shareholders of the Company. Under the 2015 RSU Plan, awards can be either cash or equity settled upon vesting at the discretion of the Board of Directors. At the time of the initial grant, as the Company did not have a present obligation to settle in cash, the awards were treated as equity-settled instruments and measured at fair value at the date of grant and recorded in contributed surplus. The first vesting period of the initial grant under the 2015 RSU Plan was settled in cash on December 8, 2016 resulting in the repurchase of equity in the amount of $1,667. With a history of settlement in cash established, the Company will account for RSU’s granted under the 2015 RSU plan as cash-settled awards prospectively from December 8, 2016. As a result of the modification, $2,179 was transferred from contributed surplus to the restricted share unit liability.

The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in the 2015 RSU’s for the year ended December 31:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	735,729	$10.65	861,344	$7.01
Granted	370,472	12.96	352,902	10.69
Settled	(355,648)	13.07	(336,896)	13.05
Forfeited	(21,489)	13.85	(141,621)	9.09
Outstanding, December 31,	729,064	$14.41	735,729	$10.65

At December 31, 2017, a liability of $2,715 (2016 – $2,126) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $3,365 (2016 - $2,006) has been expensed in the statement of loss as share-based compensation expense and $687 (2016 - $458) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan – PSU’s

On December 12, 2017, the PSU’s were granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. The following table summarizes the changes in the PSU’s for the year ended December 31:

	2017		2016
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	-	$-	-	$-
Granted	74,140	13.08	-	-
Outstanding, December 31,	74,140	$14.41	-	$-

At December 31, 2017, a liability of $15 (2016 – nil) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2017, $15 (2016 – nil) has been expensed in the statement of loss as share-based compensation expense.

18.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President and Chief Exploration Officer and its Executive Vice President, Corporate Affairs and Sustainability.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

18.
RELATED PARTIES (Cont’d)

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2017	2016
Salaries and benefits	$9,433	$5,203
Share-based compensation	5,099	4,630
	$14,532	$9,833

Effective January 1, 2017, under the terms of the Exec Chair’s employment agreement, the Exec Chair is entitled to a retirement allowance which is due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000) and recorded as a current liability.

19.
SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2017	2016
Taxes receivable	$4,522	$(408)
Accounts payable and accrued liabilities	(89,358)	74,177
	$(84,836)	$73,769

The net change in the Company’s financing liabilities were as follows:

	Long-term debt	Convertible notes
Liaiblities from financing activities, January 1, 2016	$309,847	$-
Advance under credit facility	97,000	-
Foreign exchange adjustments	4,020	-
Other non-cash movements	90,293	-
Liabilities from financing activities, December 31, 2016	$501,160	$-
Advance under credit facility	97,000	-
Net proceeds from convertible notes	-	95,795
Cash payments	-	(1,319)
Other non-cash movements	69,835	(17,894)
Liabilities from financing activities, December 31, 2017	$667,995	$76,582

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

(a)
Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates, interest rates and commodity prices which will affect the Company’s cash flows or value of its financial instruments.

(i)
Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax earnings of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2017, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$1,340	(1,340)
Receivables and other	676	(676)
Restricted cash	504	(504)
Accounts payable and accrued liabilities	(6,085)	6,085

(ii)
Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation, which are accounted for at FVTPL.

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2017, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$901	(901)
Other assets	5	2,537
Offtake obligation	2,455	(2,900)
Stream obligation	2,576	(2,364)

(iii)
Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables, the offtake obligation (a derivative liability) and the stream obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables contain an embedded derivative which is adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake and stream obligation.

The following table shows the impact on pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2017, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$7,848	(7,848)
Offtake obligation	(4,285)	4,496
Stream obligation	(152)	848

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

(b)
Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$56,285	$141,791
Trade receivables	11,067	-
Tax receivables	6,166	8,621
Restricted cash	5,036	9,377
	$78,554	$159,789

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2017, the Company has $11,067 (2016 – nil) receivables related to its gold and silver revenue.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional debt or equity funding.

The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its operating and capital expenditures. The Company also holds government and surety bonds to support future environmental obligations.

The Company’s financial obligations consist of accounts payable and accrued liabilities, restricted share unit liability, long-term debt consisting of the credit facility, the offtake obligation and the stream obligation and the convertible notes.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

The maturity analysis of financial liabilities as at December 31, 2017 is as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable
and accrued liabilities	$60,438	$-	$-	$-	$60,438
Restricted share unit liability	-	511	-	-	511
Senior secured term credit facility	423,776	-	-	-	423,776
Stream obligation	-	20,000	-	-	20,000
Convertible notes	-	-	100,000	-	100,000
Interest on convertible notes	2,250	6,750	1,116	-	10,116
	$486,464	$27,261	$101,116	$-	$614,841

Amounts related to the senior secured term credit facility are shown based on contractual maturity of the host. The Company has a term extension option (reflected in the embedded derivative) that could extend repayment to 2019.

The minimum amount owing in relation to the stream obligation is $20,000 assuming no early buyout options are exercised as described in note 10(c).

Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the operation, development and exploration of its projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements.

The Company prepares detailed annual budgets and cash flow forecasts for mining, development and corporate activities that are approved by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the senior secured term credit facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at December 31, 2017	Carrying value			Fair value
	Designated at	Loans and	Other financial	Level 1	Level 2	Level 3
	FVTPL	receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$56,285	$-	$-	$-	$-
Receivables and other	-	19,551	-	-	11,067	-
Other assets	132	-	-	-	-	132
Restricted cash	-	5,036	-	-	-	-
	$132	$80,872	$-	$-	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$53,436	$-	$-	$-
Restricted share unit liability	2,730	-	-	-	2,730	-
Senior secured term credit facility	-	-	365,890	-	-	-
Offtake obligation	78,085	-	-	-	-	78,085
Stream obligation	224,020	-	-	-	-	224,020
Debt portion of convertible note	-	-	76,582	-	76,582	-
	$304,835	$-	$495,908	$-	$79,312	$302,105

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2016	Carrying value			Fair value
	Designated at	Loans and	Other financial	Level 1	Level 2	Level 3
	FVTPL	receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$141,791	$-	$-	$-	$-
Receivables and other	-	15,260	-	-	-	-
Other assets	1,756	-	-	-	-	1,756
Restricted cash	-	9,377	-	-	-	-
	$1,756	$166,428	$-	$-	$-	$1,756

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$108,396	$-	$-	$-
Restricted share unit liability	2,668	-	-	-	2,668	-
Senior secured term credit facility	-	-	232,438	-	-	-
Offtake obligation	67,702	-	-	-	-	67,702
Stream obligation	201,020	-	-	-	-	201,020
	$271,390	$-	$340,834	$-	$2,668	$268,722

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

21.
TAXATION

(a) Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,
	2017	2016
Tax loss carry forwards	$53,266	$26,313
Long term debt	22,525	19,584
Financing costs	4,288	4,367
Decommissioning and restoration provision	4,978	3,556
Investment tax credits	6,545	-
Other	756	382
Mineral interests	(91,394)	(54,202)
Inventories	(964)	-
	$-	$-

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2017	2016
Tax loss carry forwards	$59,472	$6,663
Investment tax credits	-	6,199
Other	68	3,548
Provincial mining tax attributes	16,408	-
	$75,948	$16,410

The Company has tax losses in Canada of approximately $256,463 (2016 - $107,865) expiring in periods from 2030 to 2037. The Company also has investment tax credits totaling approximately $8,965 (2016 - $8,376).

(b) Income tax (recovery) expense

The Company’s tax (recovery) expense is comprised of the following:

	For the year ended
	December 31,	December 31,
	2017	2016
Current tax expense	$1,621	$-
Deferred tax recovery	(7,022)	(19,780)
	$(5,401)	$(19,780)

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

21.
TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	For the year ended
	December 31,	December 31,
	2017	2016
Expected tax (recovery) expense	$(5,680)	$(21,058)
Change in income tax rates	(574)	-
Provincial mining taxes	1,621	-
Change in unrecognized temporary differences	7,679	1,732
Share-based compensation and other items	988	620
Flow-through shares	842	969
Flow-through share premium	(574)	(661)
Impact of foreign exchange on CAD denominated tax attributes	(12,550)	-
Permanent differences and other	2,847	(1,382)
	$(5,401)	$(19,780)

A deferred income tax asset has not been recognized in respect of the differences, as it is not probable that sufficient future taxable earnings will be available to realize such assets.

22.
COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2017:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Purchase commitments	$5,399	$-	$-	$-	$5,399
Decommissioning and
restoration provision	-	318	-	18,118	18,436
Office lease	573	96	-	-	669
Repayment of credit facility	423,776	-	-	-	423,776
Repayment of convertible notes	2,250	6,750	101,116	-	110,116
	$431,998	$7,164	$101,116	$18,118	$558,396

(a)
Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

22.
COMMITMENTS (Cont’d)

(b)
Commitments – Offtake and stream obligations

Pursuant to the stream agreement, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000.

Under the offtake agreement, the Company is obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

23.
CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)
Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

(b)
United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “Court”).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

23.
CONTINGENCIES (Cont’d)

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit, on July 10, 2017. The plaintiff’s opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiff’s appeal is scheduled to be heard by the Second Circuit on March 16, 2018.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

(c)
Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017) and More Core Diamond Drilling Services Ltd. (March 27, 2017), who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the three actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.